POWERSHARES DB MULTI-SECTOR COMMODITY TRUST

C/O DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

March 13, 2014

Tom Kluck

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust (the “Company”)

Registration Statement on Form S-1 (File Nos. 333-193222; 333-193222-01)

Dear Mr. Kluck:

We hereby request that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective under the Securities Act of 1933, as amended, on or about 10:00 a.m. on Friday, March 14, 2014, or as soon thereafter as reasonably practicable.

We hereby acknowledge that:

1.	the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, having declared this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERSHARES DB MULTI-SECTOR COMMODITY TRUST

By: DB Commodity Services LLC,
its Managing Owner

By:	/s/ Alex Depetris
Name:	Alex Depetris
Title:	Chief Operating Officer and Director

By:	/s/ Michael Gilligan
Name:	Michael Gilligan
Title:	Chief Financial Officer and Director